EXHIBIT 99.a

                                 [SUNBEAM LOGO]

Contacts:       INVESTMENT COMMUNITY        MEDIA
                Marc R. Shiffman            George Sard/Maureen Bailey
                Sunbeam Corporation         Sard Verbinnen & Co.
                (561) 243-2142              (212) 687-8080

                    SUNBEAM FILES AMENDED FORM 10-K FOR 1997

         DELRAY BEACH, FL, NOVEMBER 12, 1998--Sunbeam Corporation (NYSE: SOC) announced today that it has filed with the SEC an amended Form 10-K for 1997, which contains restated financial statements for 1996 and 1997.

         The restated financial results contained in the filing are identical to those that were set forth in the press release issued by Sunbeam on October 20, 1998. As a result of subsequent analysis in connection with the completion of the amended Form 10-K, Sunbeam has adjusted two items included in the text of the press release (but not in the tables). As set forth in the amended Form 10-K, 1996 after-tax results from continuing operations excluding restructuring, restructuring-related and other one-time charges now reflect a loss of $33.9 million, as compared to a previously reported profit of $10.8 million. Similarly, 1997 after-tax results from continuing operations excluding the non-recurring benefit primarily from the reversal of restructuring and certain operating and tax accruals and excluding restructuring-related charges now reflect a profit of $6.8 million as compared to a previously reported loss of $6.4 million. The primary reasons for these changes were the identification of additional charges unlikely to occur on a regular basis and the adjustment to the tax effect on previously reported pro forma items.

         The Company also stated in the filing that results for 1998 are currently expected to be impacted materially by charges related to, among other items, a provision for excess inventory, a change in management, changes in business operations resulting in part from acquisitions made in 1998, higher interest costs related to higher debt levels, costs associated with litigation and restructuring and asset impairment costs, as well as costs related to Year 2000 issues.

         In the next several weeks, the Company expects to file with the SEC its amended Form 10-Q for the first quarter of 1998 and Forms 10-Q for the second and third quarters of 1998.


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         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of consumer products under such world-class brands as Sunbeam/registered trademark/, Oster/registered trademark/,
Grillmaster/registered trademark/, Coleman/registered trademark/, Mr. Coffee/registered trademark/, First Alert/registered trademark/,
Powermate/registered trademark/, Health o meter/registered trademark/, Eastpak/registered trademark/ and Campingaz/registered trademark/.

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